

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2020

Douglas T. Moore
Chief Executive Officer
1847 Goedeker Inc.
13850 Manchester Rd.
Ballwin, MO 63011

> **Re: 1847 Goedeker Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2020**
> **File No. 333-237786**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2020 letter.

Amendment No. 1 to Form S-1 filed on June 4, 2020

Our Results of Operation and Financial Condition, page 4

1. Please balance your disclosure of the estimated ranges for revenue and operating loss by including a discussion relating to estimated expenses and/or gross profit. In addition, please include assumptions relevant in developing your estimates with your revised disclosure. For example, disclose whether your assumptions factored delays or difficulty sourcing certain products and your estimates of order cancellations.

2. Please explain the difference between your order history for April and May 2020 totaling $18,990,000 and your estimated revenue for those two months of $9,276,000 to $9,573,000.

Dilution, page 39

3.   We note your response to comment 7 and your updated dilution disclosures. Please specifically tell us if you have included deferred offering costs and deferred financing costs in your calculation and, if so, why you believe your treatment is appropriate.   Please explain how you determined your deferred tax assets are tangible.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition and Cost of Revenue, page F-38

4.   We note your response to comment 12. We also note for drop shipments you bear a risk of loss, can change shipping instructions in transit and have legal title to the product between shipment and delivery. Please explain how you determined control transfers to the customer upon shipment and it is appropriate for you to recognize revenue upon shipment versus upon delivery.

5.   We note your response to comment 13. Your disclosure on pages F-9 and F-38 states revenue from the sale of long-term service warranties are recognized *net* of costs to sell the contracts to the third-party warranty service company. Your response states you recognize revenue upon the sale of product warranties to your customers and payments due to the third-party warranty service company as cost of sales indicating revenue is recorded gross and you are the principal in the transaction. You also disclose, for example on page 66, that warranties are offered through third-party vendors to which you pay a commission for selling the warranty product. Please tell us whether you promise to provide the service to the customer or you arrange for the service to be provided by the third-party vendor offering the warranty. Please revise your disclosure here and elsewhere to clarify your accounting and whether you are the principal or agent with regard to long-term service warranties.

Note 8. Business Combination, page F-45

6.   We note your response to comment 16 and reissue in part our comment. Please explain and reconcile the purchase price and consideration disclosed here of $4,483,418 with your non-cash investing and financing activities on page F-36 disclosing the acquisition of Goedeker Television Co. of $11,399,200.

Note 16. Income Taxes, page F-57

7.   Please revise to disclose your basis for the realizability of your deferred tax asset. Refer to ASC 740-10-50-21.

You may contact Aamira Chaudhry, Staff Accountant at 202-551-3389 or Donna Di Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services